FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

For the month of June, 2002

CANADA LIFE FINANCIAL CORPORATION
330 University Avenue
Toronto, Ontario
M5G 1R8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F _____ Form 40-F ✓

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-__________

Canada Life™

June 10, 2002
TSX: CL, NYSE: CLU

Attention Business Editors:

Canada Life Financial Corporation Announces Asset Reunification Program

TORONTO, June 10, 2002 - Canada Life Financial Corporation (Canada Life™) today announced an Asset Reunification Program designed to locate shareholders and assist them in claiming the shares and dividends or cash due to them as a result of Canada Life's demutualization on November 4, 1999.

The program, involving a wide range of search techniques, will attempt to locate shareholders from around the world and will be managed by Toronto-based Georgeson Shareholder Communications Canada and its international affiliates. Individuals with questions regarding this program should contact Georgeson Shareholder Communications Canada in English at 1-800-890-1037, and in French at 1-888-890-2933, or visit their web site at www.gsccanada.com.

Canada Life Financial Corporation, established in 1999, is the holding company for The Canada Life Assurance Company and is traded on the Toronto Stock Exchange under the symbol "CL" and the New York Stock Exchange under the symbol "CLU". The Canada Life Assurance Company, Canada's first domestic life insurance company founded in 1847, has total assets under administration in excess of $66 billion. Headquarted in Toronto, the Company operates in Canada, the United States, the Republic of Ireland, the United Kingdom, Brazil, Germany, Hong Kong and the Caribbean.

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For further information:

Media Inquiries:
Ardyth Percy-Robb
Corporate Communications Vice-President
(416) 597-1440, ext. 6104
ardyth_percy-robb@canadalife.com

Investor Relations:
Brian Lynch
Investor Relations Vice-President
(416) 597-1440, ext. 6693
brian_lynch@canadalife.com

Georgeson Shareholder
Communications Contact:
Glenn Keeling
President & CEO
(416) 862-8088
gkeeling@georgesonshareholder.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED in the City of Toronto, Province of Ontario this 10th day of June, 2002.

CANADA LIFE FINANCIAL CORPORATION

By: ______________________________
Roy W. Linden
Corporate Secretary &
Chief Compliance Officer